Exhibit 99.1

Enzymotec Ltd. Reports First Quarter 2016 Unaudited Financial Results

Reports Net Revenues of $14.0 Million, Earns $0.09 Per Diluted Share (non-GAAP) and Generates
$3.3 Million in Operating Cash Flow

VAYA Pharma Generates Record Net Revenues of $3.1 Million

MIGDAL HA'EMEQ, Israel, May 19, 2016 – Enzymotec Ltd. (Nasdaq: ENZY), a developer,  manufacturer and marketer of innovative bio-active lipid ingredients and medical foods, today reported financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Financial Highlights

•	First quarter net revenues increased 23.6% and 5.3% to $14.0 million, compared to the first quarter of 2015 and the fourth quarter of 2015, respectively.

•
First quarter net revenues (utilizing the proportionate consolidation method that is used for segment reporting) increased 19.5% and 2.4% million to $17.1 million, compared to the first quarter of 2015 and the fourth quarter of 2015, respectively.

•	First quarter gross margin increased 480 basis points and 540 basis points to 66.8%, up from 62.0% and 61.4% in the first quarter of 2015 and the fourth quarter of 2015, respectively.

•	First quarter selling and marketing expenses increased 78.2% and 18.0% to $4.3 million, compared to the first quarter of 2015 and the fourth quarter of 2015, respectively.

•	First quarter Adjusted EBITDA* increased 2.2% and 13.5% to $2.7 million, compared to the first quarter of 2015 and the fourth quarter of 2015, respectively.

•	First quarter net income increased 27.6% compared to the fourth quarter of 2015, but decreased 16.7% to $1.4 million, or $0.06 per diluted share, compared to the first quarter of 2015.

•	First quarter non-GAAP net income* increased 35.2%, compared to the fourth quarter of 2015, but decreased 1.5% to $2.1 million, or $0.09 per diluted share, compared to the first quarter of 2015.

•	First quarter cash flows from operating activities amounted to $3.3 million.

•	The Company reaffirms its previously issued guidance for 2016.

* A reconciliation of non-GAAP financial measures to GAAP financial measures is set forth below.

Recent Business Highlights:

Nutrition Segment

•	Granted new patent by the U.S. Patent and Trademark Office for compositions and processes related to infant nutrition.

•	Granted new patent by the Chinese Patent and Trademark office for INFAT® uses promoting development of beneficial gut flora and reducing infant crying duration.

•	Completed pre-clinical study of InCog™, Enzymotec’s innovative lipid composition for cognitive functioning. InCog™ was found to significantly enhance brain development in preterm piglets.

•	The nutrition division strengthened its market presence in India with the recruitment of a regional sales manager.

•	A clinical trial for INFAT® demonstrated a seventh additional health benefit related to infants sleeping more, also at night.

•	Advanced Lipids increased digital media activities including a new website and marketing campaign for INFAT® and launched its Chinese social media platform.

•	The International Chamber of Commerce tribunal ("ICC") rejected AAK's request for an additional award and also awarded certain costs to the Company in connection with this latest request by AAK.

VAYA Pharma Segment

•	Generated record VAYA Pharma sales with $3.1 million reported in the first quarter, an increase of 48.3% and 36.0% from the first quarter of 2015 and the fourth quarter of 2015, respectively.

•	Continued expansion of VAYA Pharma's sales force to 56 people operating in 29 states in the U.S.

 “Enzymotec stands at the forefront of innovation within the medical nutrition industry with our leading lipids technology, as well as a wide breadth of complementary technologies, concentrating on disease prevention, infant nutrition, and the dietary management of diseases with medical foods. We remain committed to accelerating the growth profile of the Company with our tailor made and innovative solutions, and are pleased to report a quarter with double digit revenue growth over the first quarter of 2015 as well as both top and bottom line growth over the fourth quarter of 2015,” commented Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer.  “We continue to see expansion opportunities in infant formula to enter new markets throughout Asia, the Far East and South America.  We have developed several new products and highly anticipate our ability to advance up the value chain and position the Company as a key infant formula partner. Our PS line of products remains in high demand and Enzymotec will look to further leverage the infrastructure in our bioactive business by providing a more robust and diverse array of solutions for our customers.”

“VAYA Pharma generated record revenues for the third consecutive quarter with $3.1 million reported in the first quarter. The productivity of the salesforce is on the upswing and should continue to ramp up throughout the year. We believe that the investments we are making in VAYA Pharma for research and development and selling and marketing activities will fuel the Company’s future growth profile,” stated Dr. Katz.

“Enzymotec remains in a financially strong position to support its growth initiatives. Even with the investments we committed to the business this year, our cash flow is solidly positive and our balance sheet continues to strengthen. We had a strong first quarter generating $3.3 million in operating cash flow and now have $79.2 million in cash, deposits and marketable securities on our balance sheet. As we look to deploy our cash judiciously with a growth strategy that includes potential acquisitions that are complementary to our business, the Company is committed to its history of seeking prudent growth as well as our goal of creating value for our shareholders,” concluded Dr. Katz.

First Quarter 2016 Results

For the first quarter of 2016, net revenues increased 23.6% to $14.0 million from $11.3 million for the first quarter of 2015. For the first quarter of 2016, based on the proportionate consolidation method that we use for segment reporting, net revenues increased 19.5% to $17.1 million from $14.4 million for the first quarter of 2015.  The increase was primarily due to an increase of $1.4 million in InFat sales (proportionate consolidation method), an increase of $1.0 million in sales of VAYA Pharma products and increase of $0.7 million in sales of PS products, partially offset by decreased sales of krill products of $0.3 million.

Gross margin for the first quarter of 2016 increased 480 basis points to 66.8% from 62.0% for the first quarter of 2015 primarily due to a change in product mix.

Research and development expenses for the first quarter of 2016 increased 34.3% to $1.9 million from $1.4 million in the first quarter of 2015, primarily due to an increase of $0.4 million of expenses in respect of VAYA Pharma clinical trials.

Selling and marketing expenses for the first quarter of 2016 increased 78.2% and 18.0% to $4.3 million from $2.4 million in the first quarter of 2015, and from $3.7 million in the fourth quarter of 2015, respectively, primarily related to an expansion in VAYA Pharma's sales force, infrastructure and related marketing activities in the U.S.

General and administrative expenses for the first quarter of 2016 increased 16.6% to $1.8 million from $1.5 million in the first quarter of 2015, primarily due to an increase in salaries and share-based compensation expense of $0.3 million.

Adjusted EBITDA for the first quarter of 2016 increased 2.2% to $2.74 million from $2.68 million for the first quarter of 2015. The increase was driven by an increase in the Adjusted EBITDA of the Nutrition segment of $1.2 million (as a result of increased revenues and increased gross profit margin) partially offset by a decrease in the Adjusted EBITDA of the VAYA Pharma segment of $1.1 million (as a result of increased operating expenses partially offset by increased revenues).  A reconciliation of Adjusted EBITDA to net income is set forth below.

Net income for the first quarter of 2016 decreased to $1.4 million, or $0.06 per diluted share, from $1.7 million, or $0.08 per diluted share, for the first quarter last year. The decrease was primarily as a result of increased selling and marketing expenses and an increase in research and development expenses mainly in the VAYA Pharma segment as well as an increase of $0.3 million in share-based compensation expense, partially offset by the increase in net revenues and gross profit margin in both segments.

Non-GAAP net income for the first quarter of 2016 totalled $2.1 million, or $0.09 per diluted share, equal to the first quarter of 2015.

Below is segment information for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31, 2016
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$14,022	$3,124	$17,146	$(3,180)	$13,966
Cost of revenues(2)	7,138	541	7,679	(3,083)	4,596
Gross profit(2)	6,884	2,583	9,467	(97)	9,370
Operating expenses(2)	3,292	4,082	7,374	—	7,374
Depreciation and amortization	567	81	648
Adjusted EBITDA(3)	$4,159	$(1,418)	$2,741

	Three Months Ended March 31, 2015
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	U.S. dollars in thousands

Net revenues	$12,246	$2,107	$14,353	$(3,054)	$11,299
Cost of revenues(2)	6,798	414	7,212	(2,945)	4,267
Gross profit(2)	5,448	1,693	7,141	(109)	7,032
Operating expenses(2)	2,928	2,065	4,993	—	4,993
Depreciation and amortization	487	48	535
Adjusted EBITDA(3)	$3,007	$(324)	$2,683
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of Adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

The Company accounts for the results of operation of Advanced Lipids AB (Advanced Lipids), the Company's 50%-owned joint venture, utilizing the equity method of accounting as required by U.S. GAAP.   We recognize two sources of income from the JV arrangement.  First, we recognize revenue for the enzymes sold by us to AAK upon the sale of the final InFat product by AL to its customers.  Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus an agreed-upon margin defined in the joint venture agreement. For the three-month periods ended March 31, 2016 and 2015, sales of enzymes to the joint venture partner amounted to $4.2 million and $2.9 million, respectively.  Second, we also record our share of Advanced Lipids profits under the equity method of accounting.  The Advanced Lipids profits that are shared between us and AAK are the profits that Advanced Lipids earns for its distribution activity.

For purposes of segment reporting, we account for the arrangement with AAK and the results of operations of Advanced Lipids using the proportionate consolidation method. Under the proportionate consolidation method, we recognize our proportionate share (50%) of the revenues of Advanced Lipids and record our proportionate share (50%) of the overall joint venture’s costs of production and other operating expenses in our income statement.  The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of Advanced Lipids, using the proportionate consolidation method.

Balance Sheet and Liquidity Data

As of March 31, 2016, we had $79.2 million in cash and cash equivalents, short-term bank deposits and short-term and long-term marketable securities (compared to $76.4 million as of December 31, 2015), $27.8 million in other working capital items and no debt (compared to $28.2 million as of December 31, 2015).

Guidance for 2016

For the full fiscal year 2016, the Company reaffirms the following guidance ranges:

•	Net revenues of between $56 million and $64 million
•	Net revenues, based on the proportionate consolidation method that is used for segment reporting, of between $68 million and $78 million
•	Non-GAAP net income* of between $6 million and $7 million
•	Non-GAAP diluted earnings per share (EPS)* of between $0.25 and $0.30

*
Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS, based on Non-GAAP net income. For a reconciliation of non-GAAP financial measures to GAAP financial measures, see “Non-GAAP Financial Measures” below.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. EDT to discuss the financial results for the first quarter of 2016. Listeners in North America may dial +1-877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 4029515 to access the live call. The call will also be broadcast live over the Internet, hosted in the Investors section of Enzymotec's website at http://edge.media-server.com/m/p/vx4zfxag and will be archived online within one hour of its completion.

Forward Looking Statements

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.   Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the InFat product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing InFat could adversely affect our business; we rely on our Swedish joint venture partner to manufacture InFat; a significant portion of the sales of our InFat product is to a single company and if this company were to suffer financially or reduce its use of InFat our business could be materially adversely affected; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; potential future acquisitions of companies or technologies may require management’s time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of InFat may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors;  our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission on March 3, 2016.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents Adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both Adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because Adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider Adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of Adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended March 31,
	2016	2015
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$2,741	$2,683
Accounting for joint venture	(97)	(109)
Depreciation and amortization	(648)	(535)
Share-based compensation expense	(647)	(388)
Operating income	1,349	1,651
Financial income – net	(154)	(99)
Income before taxes on income	1,503	1,750
Taxes on income	(126)	(94)
Share in profits of equity investee	71	83
Net income	$1,448	$1,739

	Three Months Ended March 31,
	2016	2015
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$2,095	$2,127
Share-based compensation expenses	(647)	(388)
Net income	$1,448	$1,739

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2016	2015
	U.S. dollars in thousands (except per share data)
NET REVENUES	$13,966	$11,299
COST OF REVENUES *	(4,636)	4,297
GROSS PROFIT	9,330	7,002

OPERATING EXPENSES:
Research and development – net *	1,899	1,414
Selling and marketing *	4,317	2,423
General and administrative *	1,765	1,514
Total operating expenses	7,981	5,351
OPERATING INCOME	1,349	1,651
FINANCIAL INCOME – net	154	99
INCOME BEFORE TAXES ON INCOME	1,503	1,750
TAXES ON INCOME	(126)	(94)
SHARE IN PROFITS OF EQUITY INVESTEE	71	83
NET INCOME	$1,448	$1,739
OTHER COMPREHENSIVE INCOME:
Currency translation adjustments	$67	$(128)
Unrealized loss on marketable securities	156	118
Cash flow hedge	(67)	634
TOTAL COMPREHENSIVE INCOME	$1,604	$2,363
EARNINGS PER SHARE:
Basic	$0.06	$0.08
Diluted	$0.06	$0.08
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
USED IN COMPUTATION OF EARNINGS PER SHARE:
Basic	22,671,302	22,379,987
Diluted	22,356,939	23,056,663

* The above items are inclusive of the following
share-based compensation expense:
Cost of revenues	$40	$30
Research and development - net	99	56
Selling and marketing	213	97
General and administrative	295	205
	$647	$388

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	March 31	December 31
	2016	2015
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$12,035	$21,987
Short-term bank deposits and marketable securities	29,717	23,051
Accounts receivable:
Trade	13,205	14,956
Other	2,882	2,358
Inventories	22,833	21,815
Total current assets	80,672	84,167
NON-CURRENT ASSETS:
Investment in equity investee	1,635	1,499
Marketable securities	37,488	31,360
Intangibles, long-term deposits and other	1,068	1,116
Funds in respect of retirement benefits obligation	1,145	1,076
Total non-current assets	41,336	35,051
PROPERTY, PLANT AND EQUIPMENT:
Cost	41,232	40,796
L e s s - accumulated depreciation and amortization	11,708	11,088
	29,524	29,708
Total assets	$151,532	$148,926

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$6,028	$5,529
Other	5,095	5,427
Total current liabilities	11,123	10,956
LONG-TERM LIABILITY -
Retirement benefits obligation	1,420	1,253
Total liabilities	12,543	12,209
SHAREHOLDERS' EQUITY:
Ordinary shares	58	58
Additional paid-in capital	124,911	124,243
Accumulated other comprehensive loss	(315)	(471)
Retained earnings	14,335	12,887
Total shareholders' equity	138,989	136,717
Total liabilities and shareholders' equity	$151,532	$148,926

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,448	$1,739
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	648	535
Share in profits of equity investee	(71)	(83)
Share-based compensation expense	647	388
Loss from sale of property, plant and equipment		3
Change in inventories	(1,018)	(392)
Change in accounts receivable and other	1,182	(525)
Change in accounts payable and accruals	414	1,543
Change in other non-current assets	(32)	(91)
Change in retirement benefits obligation	126	31
Net cash provided by operating activities	3,344	3,148
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(683)	(818)
Investment in bank deposits and marketable securities	(18,339)	(2,023)
Long-term deposits	21	1
Proceeds from sale of property, plant and equipment		5
Proceeds from sale of marketable securities	5,712	1,939
Change in funds in respect of retirement benefits obligation	(28)	(28)
Net cash used in investing activities	(13,317)	(924)
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of options by employees	21	57
Net cash provided by financing activities	21	57
NET CHANGE IN CASH AND CASH EQUIVALENTS	(9,952)	2,281
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	21,987	10,315
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$12,035	$12,596

Company Contact
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investor Relations Contact (U.S.)
The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com